

January 7, 2011

By facsimile to (612) 234-4667 and U.S. Mail

Mr. Richard E. Gilbert
Chairman, President, and Secretary
Minn Shares Inc.
1624 Harmon Place, Suite 210
Minneapolis, MN 55403

Re: Minn Shares Inc.
        Registration Statement on Form 10
        Filed December 10, 2010
        File No. 0-54218

Dear Mr. Gilbert:

        We have reviewed your filing and have the following comments. Where indicated, we
think that you should revise the document in response to these comments. If you disagree, we
will consider your explanation why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask
you to provide us information so we may better understand your disclosure. After reviewing this
information, we may raise additional comments.

        Please understand that the purpose of our review is to assist you in your compliance with
the applicable disclosure requirements and to enhance the overall disclosure in your filing. We
look forward to working with you in these respects. We welcome any questions that you may
have about comments or any other aspect of our review. You may call us at the telephone
numbers listed at the end of this letter.

General

1. Provide a discussion of any other blank check company or special purpose acquisition
    company or SPAC in which Paramount, or your promoters and management or persons
    engaged in management-type activities have been involved. Discuss also those that they
    are likely to be involved with in the future. The discussion should include the name of
    any other blank check company or SPAC, provide a brief description of any acquisition

made by any other blank check company or SPAC, the current trading market of any
post-combination entity, and the benefits received by the registrant's promoters and
management or persons engaged in management type activities from association with any
other blank check company or SPAC. We note the disclosure on page 4 that Minn
Shares' directors and officers are engaged in outside business activities and are engaged
as consultants on a full time basis by third parties, including Paramount Trading, Ltd.
which Minn Shares expects will assist it in identifying and conducting a due diligence
review of potential business combination targets.

Business of Issuer, page 2

2. Expand the last bullet point to provide some examples of "Other relevant factors.

Form of Acquisition, page 3

3. Provide more detail on how Minn Shares will proceed in seeking out a target company,
   addressing matters such as the manner of the solicitation of prospective investors, the
   number of persons who will be contacted or solicited and their relationship to Minn
   Shares.

4. Indicate whether Minn Shares may pay cash finder's fees and whether Minn Shares may
   issue securities as finder's fees.

5. Disclose whether Minn Shares may merge with or acquire another company in which its
   promoters, management, or promoters' or management's affiliates or associates, directly
   or indirectly, have an ownership interest. If Minn Shares' corporate policy does not
   permit such related party transactions, explain the basis for the policy. Further, add
   disclosure on whether Minn Shares' promoters and management are aware of any
   circumstances under which it may change this corporate policy.

6. For any merger with or acquisition of another company, address these matters:

   • The degree of control/level of ownership that Minn Shares would have in a
     merger with or acquisition of another company.

   • If Minn Shares may acquire a 50% or less interest, discuss whether/how the 1940
     Act would apply to Minn Shares.

   • Define and explain the minimal transaction value required of any target company
     in a merger or acquisition by Minn Shares.

- The effect of Minn Shares' reporting obligations under the Exchange Act on the pool of potential merger or acquisition candidates, particularly the requirement for certified financial statements of acquired companies.

- Whether the payment of compensation to any director, officer, or promoter could be a condition to which a target company must agree.

Directors and Executive Officers, page 8

7. Describe briefly Mr. Richard E. Gilbert's business experience during the past five years. See Item 401(e)(1) of Regulation S-K.

8. Confirm that there are no agreements or understandings for any director or officer to resign at the request of another person and that no director or officer is acting on behalf of or will act at the direction of any other person.

Involvement in Certain Legal Proceedings, page 9

9. Revise the disclosure to make clear that the Commission found that Mr. Lawrence P. Grady violated the anti-fraud provisions of both the Investment Company Act and the Exchange Act and that Mr. Grady was ordered to cease and desist from violating these anti-fraud provisions, among others.

Executive Compensation, page 9

10. Please update the summary compensation table to include compensation information for your 2010 fiscal year.

Promoters and Certain Control Persons, page 11

11. We note the disclosure that there is no written agreement in effect for the repayment of fees and expenses by Minn Shares to Paramount Trading, Ltd. If Minn Shares is party to an oral contract that would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K if it were written, Minn Shares should provide a written description of the contract as an exhibit to the registration statement. For guidance, you may wish to refer to Question 146.04 in the Regulation S-K section of our "Compliance and Disclosure Interpretations" available on the Commission's website at http://www.sec.gov.

Closing

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the registrant and its management are in possession of all facts relating to the registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

- The registrant is responsible for the adequacy and accuracy of the disclosure in the filing.

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

- The registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765.

                Very truly yours,

                Pamela A. Long
                Assistant Director